UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a).

                                 PEOPLEPC, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   709776 10 8
                                 (CUSIP Number)

                                  RONALD FISHER
                                  SOFTBANK INC.
                               1188 CENTRE STREET
                             NEWTON CENTER, MA 02459
                                 (617) 928-9300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 17, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This Statement on Schedule 13D amends and restates the Statement on Schedule 13D, filed March 1, 2001, relating to the Common Stock, par value $0.001 per share, of PeoplePC, Inc.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 2 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK CAPITAL PARTNERS LP
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           237,742,003
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     191,543,665
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     237,742,003
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.1%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
-------------------
(1) Assumes conversion of the Series B Preferred Stock into Common Stock and includes 46,198,338 shares of Common Stock subject to the voting agreement described in Item 4 hereto.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 3 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK CAPITAL LP
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           188,252,700
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     188,252,700
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     188,252,700
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.1%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
-------------------
(2) Assumed the conversion of the Series B Preferred Stock into Common Stock.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 4 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK CAPITAL PARTNERS LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           429,427,540
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     383,229,202
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     429,427,540
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     77.9%(3)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
-------------------
(3) Assumes conversion of the Series B Preferred Stock into Common Stock and includes 46,198,338 shares of Common Stock subject to the voting agreement described in Item 4 hereto.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 5 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           429,427,540
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     383,229,202
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     429,427,540
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     77.9%(4)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
-------------------
(4) Assumes conversion of the Series B Preferred Stock into Common Stock and includes 46,198,338 shares of Common Stock subject to the voting agreement described in Item 4 hereto.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 6 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK TECHNOLOGY VENTURES IV LP
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           22,548,350
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     22,548,350
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,548,350
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%(5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
-------------------
(5) Assumes conversion of the Series B Preferred Stock into Common Stock.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 7 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK TECHNOLOGY VENTURES IV LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           22,977,004
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     22,977,004
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,977,004
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%(6)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
-------------------
(6) Assumes conversion of the Series B Preferred Stock into Common Stock.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 8 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK TECHNOLOGY VENTURES, INC.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           22,977,004
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     22,977,004
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,977,004
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%(7)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
-------------------
(7) Assumes conversion of the Series B Preferred Stock into Common Stock.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 9 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     RONALD D. FISHER
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           429,427,540
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     383,229,202
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     429,427,540
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     77.9%(8)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
-------------------
(8) Assumes conversion of the Series B Preferred Stock into Common Stock and includes 46,198,338 shares of Common Stock subject to the voting agreement described in Item 4 hereto.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 10 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     CHARLES R. LAX
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           429,427,540
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     383,229,202
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     429,427,540
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     77.9%(9)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
-------------------
(9) Assumes conversion of the Series B Preferred into Common Stock and includes 46,198,338 shares of Common Stock subject to the voting Agreement described in Item 4 hereto.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 11 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     E. SCOTT RUSSELL
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           22,977,004
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     22,977,004
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,977,004
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%(10)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
-------------------
(10) Assumes conversion of the Series B Preferred Stock into Common Stock.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 12 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK AMERICA INC.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           22,977,004
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     22,977,004
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,977,004
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%(11)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
-------------------
(11) Assumes conversion of the Series B Preferred Stock into Common Stock.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 13 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           452,404,544
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     406,206,206
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     452,404,544
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82%(12)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
-------------------
(12) Assumes conversion of the Series B Preferred Stock into Common Stock and includes 46,198,338 shares of Common Stock subject to the voting agreement described in Item 4 hereto.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 14 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK CORP.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           452,404,544
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     406,206,206
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     452,404,544
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82%(13)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
-------------------
(13) Assumes conversion of the Series B Preferred Stock into Common Stock and includes 46,198,338 shares of Common Stock subject to the voting agreement described in Item 4 hereto.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 709776 10 8                                      PAGE 15 OF 24 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     MASAYOSHI SON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           452,404,544
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     406,206,206
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     452,404,544
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82%(14)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
-------------------
(14) Assumes conversion of the Series B Preferred Stock into Common Stock and includes 46,198,338 shares of Common Stock subject to the voting agreement described in Item 4 hereto.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This statement amends and supplements the statement on Schedule 13D filed March 1, 2001 by the Reporting Persons (defined below) and relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of PeoplePC, Inc. (the "Company") and the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock") of the Company. The principal executive offices of the Company are located at 100 Pine Street, Suite 1100, San Francisco, California 94111. Except as amended and supplemented hereby, the statement on Schedule 13D previously filed remains in full force and effect.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to include the following:

         The source and amount of the funds used in making the purchase of the 1,799,928, 1,769,004, 31,068, 49,060, and 940 shares of Series B Preferred Stock referred to in the first paragraph of Item 5 of this statement on Schedule 13D was available working capital of SB Capital Partners, SB Capital, Advisors Fund, Technology Ventures IV, and Technology Advisors (together, the "Series B Purchasers") in the amount of $8,999,640, $8,845,020, $155,340, $245,300, and
$4,700, respectively. No borrowed funds were used in connection with such purchases.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to include the following:

         The purpose of the acquisitions of the shares of Series B Preferred Stock by the Reporting Persons described herein was to make an investment in the Company. In the ordinary course of business, the Reporting Persons review the performance of their investments on a continuing basis.

         As part of their ongoing review of their investment in the Company, the Reporting Persons are currently exploring and may from time to time explore a variety of alternatives, including, without limitation: (a) the purchase of additional shares of Common Stock or Series B Preferred Stock, or the disposition of some or all of the Common Stock or Series B Preferred Stock described herein, whether through open market or privately negotiated transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of all or a material portion of assets of the Company or any of its subsidiaries; or (d) other changes in the Company's business or corporate structure. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters and, in some cases, the foregoing matters may be limited or restricted by the terms of the agreements entered into by the Series B Purchasers in connection with their acquisition of the Series B Preferred Stock. Whether the Reporting Persons pursue any such alternative, and the timing thereof, will depend on their assessment of pertinent factors, including, without limitation,
(a) the availability of shares of



                              Page 16 of 24 Pages

Common Stock or Series B Preferred Stock for purchase at particular price levels; (b) the availability and nature of opportunities to dispose of the Common Stock or Series B Preferred Stock described herein; (c) the Company's financial condition, business, and prospects; (d) general economic, industry, and financial market conditions; (e) alternative business and investment opportunities available to the Reporting Persons; and (f) the Reporting Persons' overall business plans and strategies and developments with respect to the Reporting Persons' business.

         On December 17, 2001, the Series B Purchasers entered into a Stock Purchase Agreement with the Company pursuant to which they purchased 3,650,000 shares of the Company's Series B Preferred Stock on such date at an aggregate purchase price of $18,250,000 ($5.00 per share). Pursuant to the Stock Purchase Agreement, each Series B Purchaser has agreed that until the 180th day following December 17, 2001 it will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of any shares of Series B Preferred Stock or enter into any swap, hedge or other arrangement that transfers any of the economic consequences of the ownership of such Series B Preferred Stock. This agreement is not effective until each officer and director and certain specified employees of the Company enter into a substantially similar agreement with respect to the capital stock of the Company owned by them. The foregoing restriction may be waived by the Company at any time. In addition, each Series B Purchaser has agreed that for a period of one year following December 17, 2001 without the approval of a majority of the independent members of the Company's board of directors neither it nor or any entity of which it owns 80% or more of the outstanding capital stock will purchase or otherwise acquire any shares of Common Stock if the effect of such acquisition would be to increase the number of shares of Common Stock beneficially owned by any of the foregoing. In addition, each Series B Purchaser has agreed that it will not affirmatively request that any entities of which such Series B Purchaser owns indirectly 80% or more of its outstanding capital stock or any of its affiliates purchase or otherwise acquire any shares of Common Stock.

         The shares of Series B Preferred Stock do not have the right to vote except as required by law and except that the holders of a majority of the Series B Shares must approve certain actions to be taken by the Company so long as the Series B Shares remain outstanding. The actions of the Company that require the approval of the holders of a majority of the Series B Shares are as set forth in the Company's Certificate of Designation of Rights, Preferences, and Privileges of Series B Preferred Stock (the "Certificate"), attached hereto as Exhibit E, and include, but are not limited to, any amendment to the rights, preferences, and privileges of the holders of the Series B Shares as set forth in the Certificate; the authorization or issuance of any security of the Company with rights, preferences, or privileges on parity with or in preference to those of the Series B Shares; the sale of all or substantially all assets of the Company by the Company; the acquisition of the Company in which the Company is a party by another entity by means of merger or consolidation; the granting of stock options or other equity securities of the Company to directors, officers, employees, or consultants of the Company; or the incurrence of certain debt by the Company.

         As set forth in the Certificate, each Series B Share will convert into 100 shares of Common Stock upon the date that the Company receives stockholder approval of such conversion at a special meeting (the "Special Meeting") of the Company's stockholders called for this purpose. The Special Meeting shall be held as promptly as practicable after the closing of the purchase (the "Closing") of the Series B Shares by the Series B Purchasers.

         Prior to the Closing, and as a condition thereto, certain holders of at least a majority of the issued and outstanding shares of Common Stock entered into an agreement (the "Voting Agreement") pursuant to which they agreed, among other things, to vote all shares beneficially owned by such holders at the Special Meeting in favor of the conversion of the Series B Shares into Common Stock. In addition, such holders have agreed that upon the request of SOFTBANK Capital Partners LP they will grant a proxy to vote all shares of Common Stock owned by them to SOFTBANK Capital Partners LP and that SOFTBANK Capital Partners LP may vote the shares of Common Stock subject to such proxy in favor of the conversion of the Series B Preferred Stock into Common Stock.

         In addition, the Series B Purchasers entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company. Under the Registration Rights Agreement, the Company must, within 30 days of the Closing, file a registration statement for



                              Page 17 of 24 Pages
the resale by the Series B Purchasers (or their transferees) of the Common Stock issued upon conversion of the Series B Preferred Stock. The Company has agreed to use its best efforts to cause the SEC to declare such registration statement effective within 90 calendar days following the Closing and to remain effective until the Common Stock received upon conversion of the Series B Shares is available for resale by the Series B Purchasers under Rule 144 of the Securities Act of 1933 (as amended) in any three-month period. In connection with the preparation, filing, and continued effectiveness of the registration statement, the Company has agreed to pay all reasonable expenses of the Series B Purchasers (other than underwriting discounts and commissions but including accounting fees and expenses), the fees of counsel to the Company, and the fees of one counsel to the parties to the Registration Rights Agreement.

         The foregoing references to and descriptions of the Stock Purchase Agreement, the Voting Agreement, the Registration Rights Agreement and the Certificate (together the "Series B Documents") are qualified in their entirety by the complete text of the Series B Documents. The Series B Documents are incorporated by reference herein and are attached hereto as Exhibits D through G.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to include the first paragraph below. The remaining paragraphs below replace the 6th through 19th paragraphs of Item 5 of the statement on Schedule 13D filed by the Reporting Persons on March 1, 2001 with respect to the Company.

         On December 17, 2001, SB Capital Partners purchased 1,799,928 shares of Series B Preferred Stock; SB Capital purchased 1,769,004 shares of Series B Preferred Stock; Advisors Fund purchased 31,068 shares of Series B Preferred Stock; Technology Ventures IV purchased 49,060 shares of Series B Preferred Stock and Technology Advisors purchased 940 shares of Series B Preferred Stock. Each share of Series B Preferred Stock will convert into 100 shares of Common Stock upon the approval of the stockholders of the Company for such conversion.

         As a result of the foregoing transactions, as of the date of filing this statement SB Capital Partners holds 11,550,865 shares of Common Stock and 1,799,928 shares of Series B Preferred Stock; SB Capital holds 11,352,300 shares of Common Stock and 1,769,004 shares of Series B Preferred Stock; Advisors Fund holds 326,037 shares of Common Stock and 31,068 shares of Series B Preferred Stock; Technology Ventures IV holds 17,642,350 shares of Common Stock and 49,060 shares of Series B Preferred Stock, and Technology Advisors holds 334,654 shares of Common Stock and 940 shares of Series B Preferred Stock.

         TOTAL OUTSTANDING SHARES. According to a representation made to the Series B Purchasers by the Company, the total number of shares of Common Stock outstanding as of December 17, 2001 was 114,002,422 shares. The total number of shares of Series B Preferred Stock outstanding as of December 17, 2001 was 4,375,000. Upon conversion of the outstanding shares of Series B Preferred Stock into Common Stock and assuming that the Company does not issue additional shares of Common Stock or Series B Preferred Stock, an aggregate of 551,502,422 shares of Common Stock will be issued and outstanding.

         SB CAPITAL PARTNERS. As of the date of filing this statement, SB Capital Partners beneficially owned 237,742,003 shares of Common Stock, representing approximately 43.1% of



                              Page 18 of 24 Pages
the Common Stock outstanding. The foregoing assumes the conversion of each share of Series B Preferred Stock into 100 shares of Common Stock and, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, includes 46,198,338 shares of Common Stock subject to the Voting Agreement.

         SB CAPITAL. As of the date of filings this statement, SB Capital beneficially owned 188,252,700 shares of Common Stock, representing 34.1% of the Common Stock outstanding. The foregoing assumes the conversion of each share of Series B Preferred Stock into 100 shares of Common Stock.

         SB CP LLC. By virtue of being the general partner of SB Capital Partners, SB Capital and Advisors Fund, SB CP LLC may be deemed a beneficial owner of a total of 429,427,540 shares of Common Stock, consisting of 237,742,003 shares beneficially owned by SB Capital Partners, 188,252,700 shares beneficially owned by SB Capital and 3,432,837 shares beneficially owned by Advisors Fund, or a total of approximately 77.9% of the Common Stock outstanding. The foregoing assumes the conversion of each share of Series B Preferred Stock into 100 shares of Common Stock and, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, includes 46,198,338 shares of Common Stock subject to the Voting Agreement.

         SB CPI, MR. FISHER AND MR. LAX. By virtue of their joint control over investment decisions of SB CP LLC, SB CPI, Mr. Fisher and Mr. Lax may be deemed beneficial owners of the 429,427,540 shares of Common Stock beneficially owned by SB CP LLC, or approximately 77.9% of the Common Stock outstanding. The foregoing assumes the conversion of each share of Series B Preferred Stock into 100 shares of Common Stock and, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, includes 46,198,338 shares of Common Stock subject to the Voting Agreement.

         TECHNOLOGY VENTURES IV. As of the date of this statement, Technology Ventures IV beneficially owned 22,548,350 shares of Common Stock, representing approximately 4.1% of the Common Stock outstanding. The foregoing assumes the conversion of each share of Series B Preferred Stock into 100 shares of Common Stock.

         VENTURES IV LLC. By virtue of being the general partner of Technology Ventures IV and Technology Advisors, Ventures IV LLC may be deemed the beneficial owner of 22,977,004 shares of Common Stock, consisting of 22,548,350 shares beneficially owned by Technology Ventures IV and 428,654 shares beneficially owned by Technology Advisors, or a total of approximately 4.2% of the Common Stock outstanding. The foregoing assumes the conversion of each share of Series B Preferred Stock into 100 shares of Common Stock.

         MR. RUSSELL. By virtue of being a managing director of Ventures IV LLC, Mr. Russell may be deemed the beneficial owner of the 22,977,004 shares of Common Stock beneficially owned by Ventures IV LLC, or approximately 4.2% of the Common Stock outstanding. The foregoing assumes the conversion of each share of Series B Preferred Stock into 100 shares of Common Stock.

         STV. By virtue of owning 50% of the voting stock of Ventures IV LLC, STV may be deemed the beneficial owner of the 22,977,004 shares of Common Stock beneficially



                              Page 19 of 24 Pages
owned by Ventures IV LLC, or approximately 4.2% of the Common Stock outstanding. The foregoing assumes the conversion of each share of Series B Preferred Stock into 100 shares of Common Stock.

         SBA. By virtue of its ownership of all of the outstanding stock of STV, SBA may be deemed the beneficial owner of the 22,977,004 shares of Common Stock beneficially owned by STV, or approximately 4.2% of the Common Stock outstanding. The foregoing assumes the conversion of each share of Series B Preferred Stock into 100 shares of Common Stock.

         SBH. By virtue of its ownership of all the outstanding stock of SB CPI and SBA, SBH may be deemed a beneficial owner of 452,404,544 shares of Common Stock, consisting of 429,427,540 shares beneficially owned by SB CPI and 22,977,004 shares beneficially owned by SBA, or a total of approximately 82% of the Common Stock outstanding. The foregoing assumes the conversion of each share of Series B Preferred Stock into 100 shares of Common Stock and, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, includes 46,198,338 shares of Common Stock subject to the Voting Agreement.

         SOFTBANK. SOFTBANK may be deemed a beneficial owner of the 452,404,544 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary, or approximately 82% of the Common Stock outstanding. The foregoing assumes the conversion of each share of Series B Preferred Stock into 100 shares of Common Stock and, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, includes 46,198,338 shares of Common Stock subject to the Voting Agreement.

         MR. SON. Mr. Son is the President and Chief Executive Officer of SOFTBANK and, as of September 30, 2001, owns an approximately 37.15% interest in SOFTBANK. Accordingly, the 452,404,544 shares of Common Stock beneficially owned by SOFTBANK, representing approximately 82% of the Common Stock outstanding, may be regarded as being beneficially owned by Mr. Son. The foregoing assumes the conversion of each share of Series B Preferred Stock into 100 shares of Common Stock and, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, includes 46,198,338 shares of Common Stock subject to the Voting Agreement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See the summary of certain provisions of the Stock Purchase Agreement, the Certificate, the Voting Agreement, and the Registration Rights Agreement included in Item 4 hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A      Agreement of Joint Filing, dated as of March 1, 2001, by and among the Reporting Persons (incorporated by reference to Exhibit
               A to the Statement on Schedule 13D filed by the Reporting Persons on March 1, 2001 with respect to PeoplePC, Inc.).



                              Page 20 of 24 Pages

Exhibit B      Power of Attorney (incorporated by reference to Exhibit 24 to the
               Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SOFTBANK
               Ventures Inc. on February 18, 1998 with respect to Concentric
               Network Corporation).

Exhibit C      Amended and Restated Investor Rights Agreement dated April 5,
               2000 (incorporated by reference to Schedule 10.8 to the Form
               S-1/A filed by the Company on June 29, 2000).

Exhibit D      Series B Preferred Stock Purchase Agreement

Exhibit E      Certificate of Designation of Rights, Preferences, and
               Privileges of Series B Preferred Stock of PeoplePC, Inc.

Exhibit F      Voting Agreement

Exhibit G      Registration Rights Agreement


                              Page 21 of 24 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 18, 2001                       SOFTBANK CAPITAL PARTNERS LP
                                        By:  SOFTBANK CAPITAL PARTNERS LLC,
                                             General Partner

                                        By: /s/ Ronald D. Fisher
                                           -------------------------------------
                                           Name:  Ronald D. Fisher
                                           Title: Managing Director


                                        SOFTBANK CAPITAL LP
                                        By:  SOFTBANK CAPITAL PARTNERS LLC,
                                             its General Partner

                                        By: /s/ Ronald D. Fisher
                                           -------------------------------------
                                           Name:  Ronald D. Fisher
                                           Title: Managing Director


                                        SOFTBANK CAPITAL PARTNERS LLC

                                        By: /s/ Ronald D. Fisher
                                           -------------------------------------
                                           Name:  Ronald D. Fisher
                                           Title: Managing Director


                                        SOFTBANK CAPITAL PARTNERS
                                        INVESTMENT INC.

                                        By: /s/ Ronald D. Fisher
                                           -------------------------------------
                                           Name:  Ronald D. Fisher
                                           Title: President


                                        RONALD D. FISHER

                                        /s/ Ronald D. Fisher
                                        -------------------------------------
                                        Name:  Ronald D. Fisher


                                        CHARLES R. LAX

                                        /s/ Charles R. Lax
                                        -------------------------------------
                                        Name:  Charles R. Lax


                              Page 22 of 24 Pages

                                        SOFTBANK TECHNOLOGY VENTURES IV LP
                                        By:  SOFTBANK Technology Ventures IV
                                             LLC, its General Partner

                                        By: /s/ E. Scott Russell
                                           -------------------------------------
                                           Name:  E. Scott Russell
                                           Title: Member


                                        SOFTBANK TECHNOLOGY VENTURES IV LLC

                                        By: /s/ E. Scott Russel
                                           -------------------------------------
                                           Name:  E. Scott Russell
                                           Title: Member


                                        SOFTBANK TECHNOLOGY VENTURES, INC.

                                        By: /s/ E. Scott Russel
                                           -------------------------------------
                                           Name:  E. SCott Russell
                                           Title: Secretary and Treasurer


                                        E. SCOTT RUSSELL

                                        /s/ E. Scott Russel
                                        -------------------------------------
                                        Name:  E. Scott Russell


                                        SOFTBANK AMERICA INC.

                                        By: /s/ Stephen A. Grant
                                           -------------------------------------
                                           Name:  Stephen A. Grant
                                           Title: Secretary


                                        SOFTBANK HOLDINGS INC.

                                        By: /s/ Stephen A. Grant
                                           -------------------------------------
                                           Name:  Stephen A. Grant
                                           Title: Secretary



                              Page 23 of 24 Pages

                                        SOFTBANK CORP.

                                        By: /s/ Stephen A. Grant
                                           -------------------------------------
                                           Name:  Stephen A. Grant
                                           Title: Attorney-in-Fact


                                        MASAYOSHI SON

                                        By: /s/ Stephen A. Grant
                                           -------------------------------------
                                           Name:  Stephen A. Grant
                                           Title: Attorney-in-Fact



                              Page 24 of 24 Pages